Exhibit 21.1

Name	Jurisdiction of incorporation/organization

Zipcar Vehicle Financing LLC	Delaware

Zipcar Canada, Inc.	Canada

Zipcar (UK) Limited	United Kingdom

Zipcar California, Inc.	Delaware

Zipcar New York, Inc.	Delaware

Zipcar Washington, Inc.	Delaware

Zipcar on Campus, Inc.	Delaware

Zipcar Securities Corporation	Massachusetts

Mobility, Inc.	Washington

Zipcar Austria GmbH	Austria

Catalunya Carsharing S.A.	Spain

Prolita Limited	United Kingdom